December 10, 2024

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
4422 N. Ravenswood Ave. #1025
Chicago, IL 60640

David Wilcox
Managing Member
Evolution Metals LLC
516 S Dixie Hwy, Unit 209
West Palm Beach, FL 33401

Kim Sang-Min
Chief Executive Officer
Handa Lab Co., Ltd.
#D3-201, 7-12 D-Bridge
179, Daehak-ro, Yuseong-gu,
Daejeon, Republic of Korea

Andy Chun
Chief Executive Officer
KMMI Inc.
46 Blue Seo-ro 2gil, Donghae-myeon, Nam-gu
Pohang-si, Gyeongsangbuk-do, Republic of Korea

Chang-bae Lee
Chief Executive Officer
KCM Industry Co., Ltd.
65 Gado-ro, Gunsan-si
Jeollabuk-do, South Korea (Osikdo-dong)

Kim Kang-yong
Chief Executive Officer
NS World Co., Ltd.
99, Naechuoksu-gil, Bugi-myeon, Cheongwon-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea
 December 10, 2024
Page 2

Rob Feldman
Chief Executive Officer
Critical Mineral Recovery, Inc.
815 State Hwy OO
Fredericktown, MO 63645

        Re: Welsbach Technology Metals Acquisition Corp.
            Registration Statement on Form S-4
            Filed on November 12, 2024
            File No. 333-283119
Dear Daniel Mamadou, David Wilcox, Kim Sang-Min, Andy Chun, Chang-bae Lee, Kim Kang-yong, and Rob Feldman:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed November 12, 2024
General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. Disclose, as of the most recent practicable date, the persons who have direct and
 December 10, 2024
Page 3

      indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item 1603(a)(7) of Regulation S-K.
3. Describe any agreement, arrangement, or understanding between the SPAC sponsor and the special purpose acquisition company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Please refer to
      Item 1603(a)(5).
4. Disclose any material interests in the de-SPAC transaction or any related financing transaction: held by the SPAC sponsor or the special purpose acquisition company's officers or directors, including fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target companies; or held by the target companies' officers or directors that consist of any interest in, or affiliation with, the
      SPAC sponsor or the special purpose acquisition company. Please refer to Item
      1605(d) of Regulation S-K.
5. Please revise the disclosure regarding the exclusive forum provision so that the scope of that provision is consistent each time it is mentioned and also is consistent with your proposed articles. For example, on page 84, you disclose that the provision does not apply to claims arising under the Exchange Act, but that scope carve-out is not included elsewhere in your document or in your proposed articles.
6. On pages 400 and in your proposed charter, you disclose a 60% threshold for the removal of directors of New EM. On page 404, you disclose a majority threshold for removal of "officers" of New EM. Please reconcile.
7. Please revise to provide the disclosures required by Item 1605(b)(6) for each target company, the SPAC and their respective security holders as a result of the de-SPAC transaction, not merely the Korean targets and not merely the tax consequences of exercising redemption rights. Also note the requirements of Item 601(b)(8) of
      Regulation S-K and Staff Legal Bulletin No. 19, which is available on our Web site.
8. The first heading on page 139 does not match the text after that heading. Revise or advise.
9. The headings on pages 164-65 mention interests of the Korean targets' officers and directors, but no such interests are described in the text that follows. Please revise to describe those interests.
10. Please expand the first full paragraph on page 380 to explain in greater detail the purposes to which you intend to devote the proceeds from the PIPE financing and
      BCG Debt Facility.
Cover Page

11. Please briefly describe any material financing transactions that have occurred since the initial public offering. In this regard, we note that 8 extension notes and 7 working capital notes have been issued in connection with the extension of the business combination deadline. Please refer to Item 1604(a)(2) of Regulation S-K. We also note the anticipated BCG Debt Facility.
12. Please disclose whether the Sponsor Compensation may result in material dilution of the equity interests of non-redeeming shareholders and provide a cross-reference to
 December 10, 2024
Page 4

      the locations of related disclosure in the prospectus. Please refer to
Item 1604(a)(3) of
      Regulation S-K.
13. Please revise your disclosure here, in your proxy statement/prospectus summary, and elsewhere as appropriate in your filing, to address whether the Sponsor, officers or directors of WTMA have any actual or potential material conflicts of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, with unaffiliated security holders of the
      SPAC. Refer to Items 1603(b), 1604(a)(4), and 1604(b)(3) of Regulation
S-K.
14. If approval of any or all of the proposals included in your document is assured, as indicated by your disclosure in the letter to the shareholders, revise to state so specifically and to highlight that for investors.
Q&A
What equity stake will current WTMA stockholders, the EM Unitholders and other stakeholders hold in New EM immediately after the , page 12

15. We note that you provided tables that detail the ownership in New EM after the
      Business Combination, assuming no redemption and maximum redemption.
Please
      revise to include additional columns for different redemption levels. Additionally, outside of the table, please describe each material potential source of future dilution that may occur, including sources not referenced in the table. Refer to
      Item 1604(c) of Regulation S-K.

Combined Business Summary, page 33

16. Please disclose how the parties arrived at the $6.2 billion pre-money enterprise valuation for New EM, including the methodology employed in reaching the valuation.
Risk Factors
Risks Related to the Business Combination and WTMA, page 73

17. We note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration
      statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 30, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for
 December 10, 2024
Page 5

       your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered covered securities.
You may not have the same benefits as an investor in an underwritten public offering., page
97

18. We note your risk factor on pg. 97 that WTMA has engaged a financial advisor in connection with the business combination. Please revise your disclosure here and in the discussion of the business combination section to identify the financial advisor and what services they have provided WTMA. Also note your disclosure obligations regarding reports, opinions and appraisals pursuant to Item 1607 of Regulation S-K.
A recent fire at CMR's recycling facility could have a material adverse effect on New EM's business, financial condition and results of oper, page 99

19. We note CMR's reliance on a single supplier, Interco Trading, Inc. Please expand your disclosure here and in CMR's discussion of business section to describe the material terms of its supply and related arrangements. File material supply agreements as exhibits to the registration statement. To the extent you have agreed upon the terms of the trade agreement mentioned on page 100, disclose those terms.
Merger Agreement Proposal, page 120

20. Please revise your disclosure here or elsewhere as appropriate to discuss both the benefits and detriments of the business combination transaction and any related financing transactions on WTMA, EM and the other co-registrants. The benefits and detriments of the de-SPAC transaction and any related financing transactions must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.
Closing Conditions, page 134

21. Your disclosure indicates that all parties may agree to waive the closing condition that the New EM Common Stock be approved for listing on Nasdaq. However, your disclosure on page 75 indicates that such a condition may not be waived.
Please revise
       or advise as to this inconsistency. Please also discuss this condition, and the related risks, in light of the potential suspension and delisting of the SPAC's securities as a result of not having completed a business combination within 36 months of the
       SPAC's IPO.
Related Agreements, page 136

22. This section includes disclosure related to three agreements, but your disclosure elsewhere describes numerous other agreements that appear to be related to the business combination. Please revise to discuss those agreements.
About New EM, page 139

23. Please expand your disclosures to explain in greater detail your basis for presenting significant projected revenue growth, year over year, when your company has minimal operations and also operates in a competitive industry. In this regard, please also segregate your projected revenue by product lines and geographic location, as
 December 10, 2024
Page 6

      applicable. In your response, please address the key assumptions used to estimate future pricing and demand for your products.
24. We note your disclosure here that EM provided projections that the WTMA board of directors considered in conducting the business combination. These projections do not appear to have been provided in the registration statement. Please include these projections and disclosure required by Item 1609 of Regulation S-K or advise. Also ensure your disclosure regarding the negotiations of the transactions explains clearly when the projections were generated, particularly in relation to the CMR fire, who generated them, when they were provided, how they were used and relate to the merger consideration and/or valuations of the target companies and whether, and if so how, they relate to the board's conclusion regarding the fairness of the consideration and advisability of the transaction.
Discussions and Negotiations with EM, page 146

25. Please revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms. Also note that this comment applies to negotiations related to each of the agreements related to the merger agreement, in addition to negotiations related to the merger agreement. It should be clear from your revised disclosures how the specific nature and amount of consideration evolved. It should also be clear how the valuation of each company was determined, what valuation was proposed and how it changed during negotiations.
26. Clarify the reference of page 150 to "modified structure of the transaction" and how it differed from the prior structure, as well as who proposed it.
27. Expand to explain clearly and in specific, concrete detail the "revaluation" of CMR mentioned on page 150, including the analysis, assumptions and negotiations underlying it.
28. Refer to the last two paragraphs on page 151. Expand to explain exactly how the individuals and entities involved reached the conclusion that an equity value of over
      $6.1 billion for all target companies is fair. Describe specifically all material analyses conducted and underlying assumptions and estimates.
29. Refer to page 147, where you disclose entry into agreements with each Korean target.
      However, there does not appear to be disclosure regarding the negotiations with each of those entities. Please revise to disclose those negotiations.
The WTMA Board's Reasons for the Business Combination, page 151

30. Please revise this section and the one discussing EM Board's reasons for the business combination to expand the discussion of WTMA and EM's reasons for engaging in the business combination and whether either entity considered other transactions, such as
      EM conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing of the merger for the parties. Refer to Item 1605(b)(3).
 December 10, 2024
Page 7

Dilution, page 158

31. Please revise your dilution table to also give effect to all material probable transactions such as the convertible promissory notes and the related issuance of the
       Sponsor's Convertible Extension Notes and Working Capital Notes. Outside of the
       table, describe each material potential source of future dilution that non-redeeming shareholders may experience such as the issuance of shares upon the exercise of the
       PIPE Transaction. Refer to Item 1604(c) of Regulation S-K.
Interests of KCM's Directors and Executive Officers in the Business Combination, page 164

32. Please describe any actual or potential material conflicts of interest that could arise between all the Korean target companies (KCM, KMMI, Handa Lab and NS World), their respective officers or directors and unaffiliated security holders. Please see Item
       1603(b) of Regulation S-K.
Accounting Treatment of the Business Combination, page 206

33. We note that you have identified CMR as the predecessor for accounting purposes.
       Please provide your analysis that supports this conclusion. Provide us the specific accounting literature that supports your conclusion.
Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2024, page
209

34. Please revise your balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3 Calculation of estimated purchase consideration and preliminary purchase price allocation for the Precedent Transactions, page 218

35. We note the estimated purchase price allocation for the five disclosed entities is partially complete. Please tell us when you anticipate completing the table to include the missing captions to arrive at Goodwill for the entities. In your response, please also address the Recent Development disclosure, on page 36, regarding the October
       30, 2024 fire which occurred at CMR   s recycling facility, which
represented all of
       CMR   s operating revenue, resulting in a total financial loss of the facility.
36. We note you included cash consideration of $125 million related to the acquisition of
       CMR. However, on pages F-86 and F-97, you disclose total consideration of $400 million comprised of $225 million in stock and $175 million in cash. Please
       revise your disclosures to correct this inconsistency.
Unaudited Pro Forma Condensed Combined Balance Sheet
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 219

37.    We note your adjustment of $490 million reflecting the cash proceeds from the
       concurrent PIPE Investment. We note your disclosure on page 34, that the "closing of the PIPE Anchor Equity Investment and Debt Facility is subject to the satisfactory
       completion of BCG   s on-going due diligence, final investment
approvals, execution of
       an equity subscription agreement, execution of a debt facility agreement, the Closing, and other closing conditions." Please clarify the extent to which you have or do not
 December 10, 2024
Page 8

       have a firm commitment of such funding and discuss any other related uncertainties.
Information About WTMA
Our Sponsor, page 226

38. Describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company's activities. Please see Item 1603(a)(4) of Regulation S-K.
Directors and Executive Officers, page 231

39. Briefly describe the fiduciary duties of each officer and director of the SPAC to other companies to which they have fiduciary duties. See item 1603(c) of Regulation S-K.
CMR's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 279

40. We note your disclosure related to the fire at CMR's recycling facility, resulting in a total loss of the facility. Please expand your disclosure throughout the registration statement to provide an update as to the status of CMR's business, the ongoing monitoring by the Environmental Protection Agency and the potential effect such a loss could have upon completion of the business combination. Also, given the disclosure on page 279 that rebuilding and expanding is contingent upon securing sufficient funding, please revise to specifically discuss the amounts and sources of capital that will be needed to accomplish those purposes, such as insurance claims, the
       PIPE financing and/or Debt Facility.
Information About New EM, page 376

41. Please provide more information here or elsewhere in your registration statement as appropriate, regarding any material patents, trademarks, licenses and New
       EM's reliance upon copyright, trade secret and intellectual property laws. In this regard, we note multiple references to patents held by the Korean Companies. Please revise to disclose the type, duration and expiration of such patents. Refer to Item
       101(c)(1)(iii) of Regulation S-K.
Management of New EM, page 382

42. Mr. Watkins is listed in the table but there is no disclosure about him following the table. Please revise or advise.
Beneficial Ownership of Securities, page 389

43. Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table.
Where You Can Find More Information, page 422

44. We note your disclosure that "[a]ll information contained or incorporated by reference in this proxy statement/prospectus relating to WTMA has been supplied by WTMA, and all such information relating to EM has been supplied by EM. Information provided by either WTMA or EM does not constitute any representation, estimate or projection of any other party." Because these statements could be read as disclaimers
 December 10, 2024
Page 9

       of your responsibility for the disclosure in your filing, please revise to remove any implication that WTMA or EM disclaim responsibility for any of the disclosures contained in the registration statement.
Index to Financial Statements
General, page F-1

45.    Please note the updating requirements of Rule 8-08 of Regulation S-X.
Please
       similarly update the related financial information throughout the filing.
Evolution Metals LLC
Report of Independent Registered Public Accounting Firm, page F-57

46. Given that the business combination will be accounted for as a reverse recapitalization, please tell us how your auditor determined that it was appropriate for
       the audit to be conducted in accordance with auditing standards generally accepted in the United States of America rather than standards of the PCAOB. Refer to Rule 15-
       01(a) of Regulation S-X.
Notes to the Financial Statements
Note 4 - Proposed Business Combinations , page F-67

47. We note your disclosure on page F-69 regarding the October 30, 2024, CMR facility fire, which resulted in the total loss of the physical facility. You further disclose that the Company is reassessing the feasibility of the anticipated acquisition. Please clarify how this disclosure relates to the Subsequent Event Note on page F-97 in the
       Critical Mineral Recovery, Inc. financial statements, wherein you disclose that subsequent to the fire, on November 4, 2024, a new agreement was entered into with
       Evolution Metals LLC to sell all of the existing shares of the Company to Evolution
       Metals.
Item 21. Exhibits and Financial Statements Schedules.
Exhibit 23.4 - Consent of Independent Auditor of Handa Lab Co., Ltd., page II-3

48. In your next amendment please revise to include the signature of the independent accountant. This comment also applies to Exhibits 23.5, 23.6, and 23.7. Exhibits

49. Considering the application of Rule 145a of Regulation S-K, please include all outstanding securities of Welsbach Technology Metals Acquisition Corp. in the Fee
       Table and pay the related fee.
50. Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. For example, we note references to an
       Indemnity Agreements, the intended PIPE transaction and the BCG Debt Facility.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 10, 2024
Page 10

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing